FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

RECEIVED
2008 NOV 18 P 12: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005919

October 21, 2008

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Marketwire.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

PROCESSED
NOV 20 2008
THOMSON REUTERS

/dc

Encl.

11/18

File No. 82-3929

RECEIVED
2008 NOV 18 P 12:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
www.fancampexplorationltd.ca

FANCAMP DISCOVERS NICKEL BEARING SULPHIDES ON ITS C-1 TARGET 600 METRES SOUTHEAST OF EAGLE ONE.

October 21, 2008

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report the results, just received, of assays taken from a series of 1.5 metre test samples, at ten metre intervals, in Holes 1 and 2 (28 samples in Hole 1, 18 samples in Hole 2) drilled on the Company's C-1 target at McFauld's Lake. The "one metre of granular semi massive pyrite" previously reported in Hole 2 (10/09/08 News Release) assayed 3.52% Ni, 0.17% Cu, 2.7g Pd and 233 ppb Pt over 0.9 metres, from 44.1 metres to 45.0 metres in the hole. This occurrence, given its location, is highly significant, representing as it might, the edge of a larger sulphide zone at depth. The intersection lies approximately in the middle of a one hundred metre length in the hole from surface which is characterized by extensive faulting, strong hydrothermal alteration including development of hematite, chlorite and serpentinite. The zone is believed to be steeply dipping and lies about 100 metres to the east of the original VTEM "conductive corridor target" tested in the current drill programme.

Not surprisingly, the first one hundred metres in the overlying Hole 1 displays similar structure and alteration, although no significant sulphide was seen. A further difference can be seen in the silver content, which in the ten test samples of the Hole 2 interval, lies in the 1- 6 g/t range, as opposed to sub detection levels (mainly less than 0.3 g/t) in the nine test samples from the Hole 1 interval some twenty metres above. This contrast reinforces the idea that we are looking at the top of a hydrothermal system which includes massive nickel bearing sulphides. The balance of the total 46 test samples received to date show only background values for nickel in the 0.1% – 0.2 % range, and geochemically anomalous copper and PGM values in the .01% - .02% Cu, 2-13 ppb Au, 50-200 ppb Pd, 30-90 ppb Pt ranges.

To date, six holes have been completed on the target for a total of 2400 metres as shown on the accompanying map, together with the completion of NOT Hole 40 for about 45 metres into the Company's ground. No massive sulphides apart from that reported have been seen, although thin hairline seams of serpentinite in peridotite are often seen to carry weakly disseminated millerite - a nickel rich sulphide. Faulting and alteration zones are common. The Noront Hole 40, which enters Fancamp's ground at 690 metres in the hole, at a depth of 570 metres, shows numerous massive chromite layers interspersed with pyroxenite and peridotite, and ranging in thickness from fractions of a meter to seven metres, scattered through a 90.9 metre wide section between

632.7 and 723.6 metres in the hole. The massive seven metre thick chromite zone occurs at the bottom of the section. Peridotite containing 5-10% fine grained sulphide, possibly niccolite, a nickel rich arsenide, occurs in the 10.5 metre interval between 723.6 and the end of the hole at 734.1 metres. This section of course has been sampled throughout its length. Unfortunately the hole was stopped by Noront for technical reasons.

Assays from about 200 test samples taken at ten metre intervals in Holes 3, 4, 5 and 6 are pending, as are the samples from Hole 40.

The C-1 target itself is bounded on its east and west side by the basement granodiorite and represents a large part of the Eagle One intrusive complex.

Hole 7 has been drilled on the C-6 target, for a total of 381 metres, all of which is in peridotite. No massive sulphides were seen but test samples have been taken at ten metre intervals for assay. The significance of this target is its position in a major north south fracture. It could, like Eagle One and Eagle Two, represent a conduit or feeder zone.

The drill is currently being moved back to the C-1 target to follow up the discovery in Hole 2, and the potentially important results in the extension of NOT 40 which was stopped in mineralization.

Billiken Management Services Inc. is providing all services at the McFaulds site. All samples were submitted to Actlabs at Thunder Bay. Samples were selected in the field by the site geologist Roger Fitzgerald, overseen by Dr. Howard Lahti P.Geo. The project geologist selected sample intervals to be relatively homogeneous while respecting geological boundaries. The standard interval is 1.5 m although individual samples ranged from 0.2 to 2.5 m, the longer samples being taken over poorly mineralized section of the hanging and footwalls. The geologist placed a "cut" line along each interval to minimize bias by ensuring that exactly half of the core was taken for analysis. All mineralized material [sulphides] was sampled. In addition, the hanging and footwalls were sampled to support mapping of alteration and metal anomalies. One half of the sample is retained at base camp and the other half sealed and sent to Actlabs, Thunder Bay. All samples submitted to Actlabs were analyzed using four acid digestion followed by multi-element analysis ICP-40B. The samples that received values greater than the maximum limit using the multi-element analysis underwent fire assay and ICP-90Q for nickel.

This release was prepared by Peter H.Smith PhD, P.Eng., the Company's qualified person on the McFauld's project.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172 or the Company's web site www.fancampexplorationltd.ca

FANCAMP EXPLORATION LTD.
Drill Plan October 21,2008


EAGLE ONE
ORBIT DRILL CAMP
AT-5
section tested to 350 metres depth
420 metres in depth
600 metres in depth
C-1
AT-1
400 metres in depth
L4700 E
GROUND MAGNETICS
LEGEND
DDH, 40
Vertical depth, end of hole
Ggrafyx 17/10/08
0 100 200
metres

END